Exhibit (a)(1)(B)

Form of Preliminary Employee Communication (Pre-Commencement)

Subject: Stock Option Exchange Program

Date: October 13, 2009

Dear CombinatoRx Employee:

I am pleased to announce that a proposal to approve a voluntary stock option exchange program (“Exchange Program”) will be submitted to our stockholders for vote at our 2009 annual meeting.

At CombinatoRx, we consider stock options to be a significant component of our incentive and retention programs because we believe that equity compensation encourages us to act like owners of the company. As a result of the significant decline in our stock price over the past year, many of our employees now hold stock options with exercise prices that are significantly higher than the current market price of our common stock (known as out-of-the-money stock options).

If the Exchange Program is approved by our stockholders and if certain other conditions are met (including the condition that the merger with Neuromed Pharmaceuticals Inc. is consummated), eligible employees will be given a one-time opportunity to exchange out-of-the-money outstanding stock options with an exercise price greater than or equal to $1.31 per share for a lesser amount of new options that will be granted with lower exercise prices. The number of new options will be determined using exchange ratios designed to result in the new options having a fair value from an accounting perspective approximately equal to the stock options that are being exchanged. Options that are exchanged will be granted with a new vesting schedule. Previously vested options will vest one year from the new grant date and unvested options will have one year added to the original vest date. Once the Exchange Program has commenced, eligible employees will have at least 20 business days to elect to participate in the program.

Information on the proposed Exchange Program is available in our Registration Statement on Form S-4 filed on October 9, 2009 with the Securities and Exchange Commission. For access to the Form S-4, please visit www.sec.gov. As mentioned above, the Exchange Program has not yet commenced. Over the coming days, additional information regarding the program will be provided to you. We will also be holding informational meetings to answer any questions you might have at that time.

Participation in the Exchange Program is completely voluntary. This email does not constitute an offer to exchange, buy or sell stock options or CombinatoRx’s common stock and is being sent to you for informational purposes only. Please understand that we cannot advise you on whether or not to exchange your options and recommend that you speak with a financial advisor to address questions about your personal decision.

Thank you for your continued service to CombinatoRx.

The tender offer described in this notice has not yet commenced. At the time the Exchange Program commences, CombinatoRx, Incorporated will provide option holders who are eligible to participate in the Exchange Program with written materials explaining the precise terms and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read those written materials carefully when they become available because they will contain important information about the Exchange Program. CombinatoRx, Incorporated will also file those written materials as part of a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Exchange Program. CombinatoRx, Incorporated stockholders and option holders will be able to obtain these written materials and other documents filed by CombinatoRx, Incorporated with the Securities and Exchange Commission free of charge from either (i) the Securities and Exchange Commission’s website at www.sec.gov or (ii) by calling (617) 301-7000 or sending an email to jcole@combinatorx.com.